Exhibit 4.5

August 9, 2007

Samson Oil & Gas USA, Inc
1726 Cole Blvd., Suite 210
Lakewood, Colorado 80401

Samson Oil & Gas Limited
Level 36, Exchange Plaza
2 The Esplanade
Perth WA 6000

Syndicated Convertible Loan Facility Agreement between Samson Oil & Gas USA, Inc. (“Samson”) and Macquarie Bank Limited (“MBL”) dated 26 May 2006 (“Credit Agreement”)

Dear Sirs

The Credit Agreement at Section 9.2 provides for the delivery of Reserve Reports.

MBL waives the requirement to deliver the Reserve Report with an effective date of 30 June 2007.

MBL and Borrower and Parent agree that the Reserve Report with an effective date of 31 March 2008 shall be prepared by an Independent Engineering Consultant.

MBL and Borrower and Parent agree that the Reserve Report with an effective date of 30 June 2008 shall be prepared by the Parent.

Save for the above changes the provisions of clause 9.2 shall continue to apply unamended.

MBL and Borrower and Parent agree that clause 9.23(b) of the Credit Agreement is deleted.

MBL and Borrower and Parent agree that clause 9.23(e) of the Credit Agreement is amended by replacing “1:1” with “1.2:1”.

Capitalized terms used in this letter have, unless otherwise defined in this letter, the same meaning as described in the Credit Agreement.

Please acknowledge your acceptance of these matters by signing below and returning this letter to sender. Should you have any questions about the information provided please feel free to contact Vanessa Lenthall at +61 2 8232 9403.

Yours faithfully

/s/ Vanessa Lentall	/s/ Lisa Knowles

Vanessa Lenthall Division Director Metals and Energy Capital Division	Lisa Knowles Division Director Legal Risk Management Division

Acknowledged this 6th day of September, 2007

/s/ Robyn Lamont Samson Oil & Gas USA, Inc /s/ Robyn Lamont Samson Oil & Gas Limited